At a Special Meeting of Shareholders of Accessor Limited Duration U.S. Government Money Fund (the “Fund”) held on December 11, 2009, the shareholders approved an Agreement and Plan of Reorganization.  The following votes had been received:

Proposal – to approve an Agreement and Plan of reorganization by and among the Trust, Forward Management, LLC., The Advisors’ Inner Circle Fund (“AIC”) and Pennant Management, Inc., which provides for and contemplates: (1) the transfer of all of assets and liabilities of the Fund to a corresponding series of AIC ( the “AIC Fund”) in exchange for Institutional class shares of the AIC Fund; (2) the distribution of the Institutional class shares of the AIC Fund to the shareholders of the Fund; and (3) the subsequent liquidation and termination of the Fund.

 No. of Shares              % of Outstanding Shares         % of Shares Present

Affirmative

3,329,855                     88.30%

99.35%

Against

                             21,900                          0.58%

0.65%

Abstain

0

         0.00%

               0.00%

Total

3,351,755

         88.88%                                     100.00%